I-many, Inc.

399 Thornall Street, 12th Floor

Edison, NJ 08837

March 15, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street

Mail Stop 4561

Washington, D.C. 20549-4561

Attention:	Mr. Stephen Krikorian

Re:	I-many, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2004

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

File No. 0-30883

(collectively, the “Filings”)

Dear Mr. Krikorian:

In response to your letter to I-many, Inc. (the “Company”) dated January 13, 2006, the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (732) 516-2690 if you would like further information regarding the foregoing.

Sincerely yours,

/s/ Kevin M. Harris
Kevin M. Harris Chief Financial Officer

cc:	John A. Rade

Robert G. Schwartz, Jr., Esq.